Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

May 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Liz Packebusch

Re:	Calumet, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 19, 2024 File No. 333-277682

Ladies and Gentlemen:

Calumet, Inc., a Delaware corporation (the “Company,” “we” or “our”), is in receipt of the letter dated May 6, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 19, 2024. Set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Comment Letter.

Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 2.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 2.

U.S. Securities and Exchange Commission

May 17, 2024

Amendment No. 1 to Registration Statement on Form S-4 filed April 19, 2024

Unaudited Prospective Financial Information of the Partnership, page 80

1.

Enhance your disclosure of assumptions on page 82 to explain the basis for projecting amounts more than three years out. Also, to the extent your forecasts reflect more than simple growth rates, explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over a long period of time. Please refer to Items 10(b)(2) and (b)(3)(i) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 2 to explain the basis for the projected growth rates, which are primarily driven by the Expansion Project that is expected to result in a 50% increase in production of renewable fuels at the Montana Renewables Facility (from 12,000 bpd to 18,000 bpd) beginning in 2026. Additionally, the Company has revised the disclosure on pages 80 and 81 of Amendment No. 2 to highlight the risks inherent in completing the Expansion Project on the projected timeline and the difficulty in sustaining significant growth rates over a long period of time.

2.

We note that your projections of Adjusted EBITDA (excluding MRL) and Adjusted EBITDA for MRL remain constant in the years 2026, 2027, and 2028 while distributable cash flow attributable to partners is relatively constant in 2026 and 2027 but increases by $28.2 million in 2028. Please expand your disclosure to explain the increase in 2028.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages 82 and 83 of Amendment No. 2 to explain the increase of Adjusted Distributable Cash Flow attributable to partners in 2028. Specifically, cash interest expense was projected to decrease by approximately $30.0 million to $35.0 million in 2027 and 2028 (compared to cash interest expense in 2026), which was offset by a projected increase in maintenance capital expenditures of approximately $30.0 million in 2027 for certain expenditures that occur on a three-year cycle. As a result, Adjusted Distributable Cash Flow attributable to partners was projected to remain relatively constant in 2026 and 2027 but increased by $33.3 million in 2028 compared to 2027.

U.S. Securities and Exchange Commission

May 17, 2024

3.

We refer to your market growth assumptions disclosed on page 82. Enhance these disclosures to explain key factors that serve as your basis for projecting significant year-to-year increases between 2023 and 2024 as well as between 2025 and 2026. In this regard, we note that projected Adjusted EBITDA for MRL increased by $192.8 million, $67.6 million and $125.0 million for each of the projected years between 2024 through 2026 and that your projections of distributable cash flow attributable to partners increased by $143.4 million and $190.6 million in 2024 and 2026 respectively. In addition, please clearly describe the key factors or contingencies that would affect the projected growth from ultimately materializing.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 2 to include the estimated production of renewable fuels at the Montana Renewables Facility from 2024 through 2028, which is the primary driver of the projected increases of Adjusted EBITDA for MRL. In 2023, MRL sequentially commissioned a renewable hydrogen plant, a feedstock pre-treatment unit and a sustainable aviation fuel unit at various times throughout the year. The unaudited prospective financial information assumed that 2024 would represent the first full year of normal operations with estimated production of 12,000 bpd.

The increase of Adjusted EBITDA for MRL by $67.6 million between 2024 and 2025 is primarily a result of the higher-priced pre-treated feedstocks that MRL expected to process during the beginning of 2024, which MRL considers non-representative of normal operations. The higher-priced pre-treated feedstocks were acquired before the commissioning of the pre-treatment unit and result in significantly lower margins compared to the lower-priced untreated feedstocks that MRL expects to process by utilizing the pre-treatment unit. The higher-priced pre-treated feedstocks were necessary costs incurred to build a sufficient amount of safety stock inventory and to support the start-up of the feedstock pre-treatment and sustainable aviation fuel units at MRL. The assumptions supporting the projections for 2025 are representative of MRL anticipating normal operations and processing lower-priced untreated feedstocks for the full year.

The increase of Adjusted EBITDA for MRL from $250.0 million to $375.0 million between 2025 and 2026 is driven by the projected 50% increase in production at the Montana Renewables Facility from 12,000 bpd in 2025 to 18,000 bpd in 2026 as a result of the Expansion Project.

Additionally, the Company has included additional disclosure on pages 80, 81 and 82 of Amendment No. 2 to emphasize that in the event the assumptions set forth in the section entitled “Unaudited Prospective Financial Information of the Partnership” of the Registration Statement are no longer appropriate, particularly those related to MRL, the Expansion Project and projected margin levels, the projected growth in Adjusted EBITDA and Adjusted Distributable Cash Flow may not materialize.

U.S. Securities and Exchange Commission

May 17, 2024

4.

On page 82 you disclose a 2023 estimate for Adjusted EBITDA (excluding MRL) of $277.8 million, Adjusted EBITDA for MRL of $(10.4) million, and distributable cash flow attributable to partners of $4.9 million. On page 151 you disclose 2023 actual Adjusted EBTIDA of $260.5 million, on a consolidated basis, and distributable cash flow of $(86.2) million. In addition, you disclose Adjusted EBITDA of $30.2 million for MRL for the year ended December 31, 2023 at your segment footnote at page F-42. In light of the differences in these financial amounts, please explain how you considered providing disclosure of the accuracy or inaccuracy of previous projections as described at Item 10(b)(3)(ii) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Amendment No. 2 to reflect how the Partnership defined Adjusted Distributable Cash Flow for purposes of the unaudited prospective financial information. Specifically, the Partnership included an adjustment for non-cash RINs incurrence expense, which is not included in the calculation of Distributable Cash Flow of $(86.2) million for 2023.

Additionally, the Company advises the Staff that the Montana/Renewables segment Adjusted EBITDA of $30.2 million for 2023 includes the results for both MRL and the Partnership’s legacy asphalt refinery in Great Falls, Montana. In 2022, the Partnership converted the historical Great Falls refinery into two independent facilities: (i) a specialty asphalt plant and (ii) a renewable fuels production facility referred to as the Montana Renewables Facility. The projected results of the specialty asphalt plant are included in Adjusted EBITDA (excluding MRL) and the projected results of the Montana Renewables Facility are included in Adjusted EBITDA for MRL. For the year ended December 31, 2023, Adjusted EBITDA for MRL was $(18.8) million, compared to projected Adjusted EBITDA for MRL of $(10.4) million, and total Adjusted EBITDA was $260.5 million, compared to projected total Adjusted EBITDA of $267.4 million. In each case, the difference between the actual results compared to the projected results was primarily driven by throughput constraints caused by a ruptured steam drum and a turnaround at the Montana Renewables Facility that occurred after the projections were prepared, which is disclosed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership” of the Registration Statement.

As a result, the Company does not believe that disclosure of the accuracy or inaccuracy of previous projections under Item 10(b)(3)(ii) of Regulation S-K is necessary. Moreover, as described in more detail in response to comment 5 below, the Company does not consider the unaudited prospective financial information of the Partnership to be a forecast or projection under Item 10(b) of Regulation S-K.

U.S. Securities and Exchange Commission

May 17, 2024

5.

We refer you to the unaudited prospective financial data in the table on page 82. Please tell us why you have not included revenue, net income (loss) and earnings (loss) per share for each period presented. In this regard, these projected measures are usually presented together to avoid any misleading inferences that may arise when the individual items reflect contradictory trends by presentation of just “key elements.” Please refer to Item 10(b)(2) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider the unaudited prospective financial information, which was provided in the section entitled “Unaudited Prospective Financial Information of the Partnership” of the Registration Statement to be a forecast or projection under Item 10(b) of Regulation S-K, because this information has been provided in the Registration Statement solely to inform unitholders that certain internal, unaudited prospective financial information was provided by the Partnership to the Conflicts Committee and Evercore in connection with the Conflicts Committee’s evaluation of the Conversion and the other transactions contemplated by the Restructuring Agreement and the Conversion Agreement. This information was not prepared with a view toward public disclosure or to influence unitholders’ decision on how to vote. Accordingly, the Company advises the Staff that its view is that such prospective financial information provided by the Partnership to the Conflicts Committee and Evercore is not a forecast or projection in accordance with item 10(b) of Regulation S-K.

Additionally, the Company advises the Staff that revenue, net income (loss) and earnings (loss) per share, in each case calculated on a GAAP basis, were not included in the unaudited prospective financial data provided to the Conflicts Committee or Evercore. The Company disclosed (i) Adjusted EBITDA (excluding MRL), (ii) Adjusted EBITDA for MRL and (iii) Adjusted Distributable Cash Flow attributable to partners in the Registration Statement because such measures were the key elements provided by the Partnership to, and considered by, the Conflicts Committee in connection with its evaluation of the transaction. In particular, Adjusted Distributable Cash Flow attributable to partners for the forecast period was viewed as the key measure used to analyze the valuation of the General Partner’s economic interests in the Partnership, including the IDRs.

Please do not hesitate to contact undersigned by telephone at (346) 718-6602 or by email at HHolmes@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:

Todd Borgmann, Chief Executive Officer of Calumet, Inc.

David Lunin, Executive Vice President—Chief Financial Officer of Calumet, Inc.

Gregory Morical, Senior Vice President, General Counsel & Secretary of Calumet, Inc.

Gerald Spedale, Gibson, Dunn & Crutcher LLP